                                                                                                                                                                  SECURITIES & EXCHANGE COMMISSION                                 SEC File Number:
                                                                                                                                                                        WASHINGTON, D.C. 20549                                                        0-49819

                                                                                                                                                                                              FORM 12b-25                                                            CUSIP Number:
                                                                                                                                                                                                                                                                                         169413101
                                                                                                                                                                                 Notification of Late Filing

CHINA STATIONERY AND OFFICE SUPPLY, INC.

(Check one)
   [X] Form 10-K  [ ]  Form 11-K   [ ]   Form 20-F  [ ]  Form 10-D

   [ ] Form 10-Q  [ ]  Form N-SAR  [ ]   Form N-CSR

       For the period ended:  December 31, 2008

   [ ] Transition Report on Form 10-K

   [ ] Transition Report on Form 20-F

   [ ] Transition Report on Form 11-K

   [ ] Transition Report on Form 10-Q

   [ ] Transition Report on Form N-SAR

       For the transition period ended:   ________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of Registrant              CHINA STATIONERY AND OFFICE SUPPLY, INC.

                                                                                                                                     Former name, if applicable         __________________________

c/o American Union Securities, Inc.
100 Wall Street, 15th Floor, New York, NY 10005
Address of principal executive office

PART II

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)  [X]

  (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
  (b) The subject annual report, semi-annual report, transition report on Form 10-K Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
  (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

China Stationery and Office Supply, Inc. is unable to file its Annual Report on Form 10-K within the required time because there was a delay in completing the adjustments necessary to close its books for the year.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Peter Zhou  212-232-0120

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. Yes [X]    No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.
      Yes [ ]    No [X]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            CHINA STATIONERY AND OFFICE SUPPLY, INC.
          Name of Registrant as Specified in its Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 31, 2009                                                                                                                                                                                By: /s/ Wei Chenghui
                                                                                                                                                                                                                            Wei Chenghui, Chairman